                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                                 Matritech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    576818108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------------               -------------------------------
CUSIP No. 576818108                     13G            Page  2  of  8  Pages
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Zero Stage Capital Co., Inc.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)  [ ]
         N/A                                                       (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

         Massachusetts
--------------------------------------------------------------------------------
                       5    Sole Voting Power

  Number of                 -00- shares
   Shares              ---------------------------------------------------------
Beneficially           6    Shared Voting Power
  Owned by
   Each                     -00- shares -- But please also refer to Item 4(a).
Reporting              ---------------------------------------------------------
Person With            7    Sole Dispositive Power

                            -00- shares
                       ---------------------------------------------------------
                       8    Shared Dispositive Power

                            -00- shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

         0 shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                      [ ]
         N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

         0.0%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

----------------------------------               -------------------------------
CUSIP No. 576818108                     13G            Page  3  of  8  Pages
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Zero Stage Capital Associates VI, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)  [ ]
         N/A                                                       (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

         Massachusetts
--------------------------------------------------------------------------------
                       5    Sole Voting Power

  Number of                 584,781 shares
   Shares              ---------------------------------------------------------
Beneficially           6    Shared Voting Power
  Owned by
   Each                     -00- shares
Reporting              ---------------------------------------------------------
Person With            7    Sole Dispositive Power

                            584,781 shares
                       ---------------------------------------------------------
                       8    Shared Dispositive Power

                            -00- shares
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

         584,781 shares
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                      [ ]
         N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

         2.32%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

         00
--------------------------------------------------------------------------------

----------------------------------               -------------------------------
CUSIP No. 576818108                     13G            Page  4  of  8  Pages
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Zero Stage Capital VI Limited Partnership
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)  [ ]
         N/A                                                       (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

         Massachusetts
--------------------------------------------------------------------------------
                       5    Sole Voting Power

  Number of                 -00- shares
   Shares              ---------------------------------------------------------
Beneficially           6    Shared Voting Power
  Owned by
   Each                     -00- shares -- But please also refer to Item 4(a).
Reporting              ---------------------------------------------------------
Person With            7    Sole Dispositive Power

                            -00- shares
                       ---------------------------------------------------------
                       8    Shared Dispositive Power

                            -00- shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

         0 shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                      [ ]
         N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

         0.0%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

ITEM 1.

     On April 6, 1999, Matritech, Inc. (the "Issuer") sold 3,094,965 shares of its Common Stock to certain persons in a private placement transaction, including 2,325,581 shares to Zero Stage Capital VI Limited Partnership (the "Fund"). As a result of that transaction, the general partner of the Fund, Zero Stage Capital Associates VI, LLC (the "General Partner"), became the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934) of 10.7% of the outstanding shares of Common Stock of the Issuer. Between September 13, 1999 and December 31, 2000, the General Partner sold on behalf of the Fund an aggregate of 1,740,800 shares reducing the Fund's beneficial ownership percentage to 2.32%.

     (a)  NAME OF ISSUER

          Matritech, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          330 Nevada Street
          Newton, Massachusetts  02400

ITEM 2.

     (a), (b), and (c)

          The reporting persons are:

          (1) Zero Stage Capital Co., Inc., a Massachusetts corporation (the "Management Company")

          (2) Zero Stage Capital Associates VI, LLC, a Massachusetts limited liability company

          (3) Zero Stage Capital VI Limited Partnership, a Massachusetts limited partnership

          The address for each of the reporting persons is:

          17th Floor
          101 Main Street
          Kendall Square
          Cambridge, MA 02142

     (d)  TITLE OF CLASS OF SECURITIES

          Common Stock, $.01 par value


                               Page 5 of 8 pages

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     (e)  CUSIP NUMBER

          576818108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED

          (1) The Management Company is a venture capital management firm which directly or indirectly provides management services and investment advice to venture capital funds, including the Fund. The principals of the Management Company disclaim all beneficial ownership of all of the shares held by the Fund.

          (2) The General Partner exercises sole voting and investment power with respect to the shares held by the Fund.

          (3) The Fund is the record and economic owner of the 584,781 shares, but the exercise of voting and dispositive power is in the General Partner.

     (b)  PERCENT OF CLASS

          2.32%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

               Fund: -0- shares
               General Partner: -584,781- shares
               Management Company: -0- shares

          (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

               Fund, General Partner and Management Company: -0- shares -- But please also refer to Item 4 (a).

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               Fund: -0- shares
               General Partner: -584,781- shares

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               Management Company: -0- shares

          (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               Fund, General Partner and Management Company: -0- shares -- But please also refer to Item 4 (a).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     Date: February 9, 2001

                                     ZERO STAGE CAPITAL CO., INC.

                                     By:  /s/ Stanley L. Fung
                                         -------------------------------------
                                     Name: Stanley L. Fung
                                     Title: Vice President

                                     ZERO STAGE CAPITAL ASSOCIATES VI, LLC

                                     By:  /s/ Stanley L. Fung
                                         -------------------------------------
                                     Name: Stanley L. Fung
                                     Title: Manager

                                     ZERO STAGE CAPITAL VI LIMITED PARTNERSHIP
                                     By: Zero Stage Capital Associates VI, LLC,
                                         its general partner

                                     By:  /s/ Stanley L. Fung
                                         -------------------------------------
                                     Name: Stanley L. Fung
                                     Title: Manager